
May 27, 2020

Yaron Silberman
Chief Executive Officer
ScoutCam Inc.
Suite 7A, Industrial Park
P.O. Box 3030
Omer, Israel 8496500

> **Re: ScoutCam Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2020**
> **File No. 333-237470**

Dear Mr. Silberman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed May 12, 2020

Sales and Marketing, page 24

1. We note your response to comment 6. With a view towards understanding your business model, please briefly explain to your investors how you generate revenue by expanding your discussion of your principal products and services and their pricing.

Our Customers, page 25

2. We note your response to prior comment 7 that, for reasons related to your business-to-business sales model, the identity of your customer who accounted for 28% of revenues in 2019 is not material to investors. Please expand your response to clarify the basis for your

Yaron Silberman
ScoutCam Inc.
May 27, 2020
Page 2

conclusion. For instance, we note your disclosure that you conduct research and development specific to your customer's end product, conduct regulatory testing and handle required regulatory approval. Therefore, it is unclear whether your products could be sold to another customer if the initial customer is lost or unable to purchase your products without further research and development or integration costs. Please advise or revise.

Exhibits

3.   Please revise to mark the first page of Exhibit 10.18 per Regulation S-K Item 601(b)(10)(iv).

You may contact David Burton at 202-551-3626 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew R. Rudolph, Adv.